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                          February 27, 2024

       Harel Gadot
       Chief Executive Officer
       Microbot Medical Inc.
       288 Grove Street, Suite 388
       Braintree, MA 02184

                                                        Re: Microbot Medical
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 20,
2024
                                                            File No. 333-277190

       Dear Harel Gadot:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically,



               Please revise your filing to include audited financial statements for the fiscal year ended
       December 31, 2023 to comply with Rule 8-08 of Regulation S-X, along with related updated financial information.



              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Stephen E. Fox, Esq.